EXHIBIT 99.8

Disclosure of Transactions in Own Shares

Paris, May 30, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 23, 2019 to May 29, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
23.05.2019	270,002	47.9796	12,954,588	XPAR
23.05.2019	50,000	47.8153	2,390,765	BATE
23.05.2019	70,000	47.8119	3,346,833	CHIX
23.05.2019	40,000	47.8142	1,912,568	TRQX
24.05.2019	85,215	47.7140	4,065,949	XPAR
24.05.2019	30,000	47.7201	1,431,603	BATE
24.05.2019	45,000	47.7013	2,146,559	CHIX
24.05.2019	20,000	47.7246	954,492	TRQX
27.05.2019	62,712	47.9401	3,006,420	XPAR
27.05.2019	25,000	47.9353	1,198,383	BATE
27.05.2019	35,000	47.9348	1,677,718	CHIX
27.05.2019	15,000	47.9347	719,021	TRQX
28.05.2019	67,798	47.9136	3,248,446	XPAR
28.05.2019	20,000	47.9036	958,072	BATE
28.05.2019	35,000	47.9054	1,676,689	CHIX
28.05.2019	15,000	47.9056	718,584	TRQX
29.05.2019	193,772	46.7657	9,061,883	XPAR
29.05.2019	20,000	46.7524	935,048	BATE
29.05.2019	35,000	46.7507	1,636,275	CHIX
29.05.2019	15,000	46.7540	701,310	TRQX
Total	1,149,499	47.6218	54,741,203

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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